[Letterhead of Triumph Bancorp, Inc.]

November 4, 2014

VIA EDGAR

Ms. Kathryn McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re: Triumph Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-198838

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Triumph Bancorp, Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-198838) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 12:00 p.m., New York City time, on November 6, 2014 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes Mark F. Veblen and Marshall P. Shaffer of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Veblen at (212) 403-1396 or Mr. Shaffer at (212) 403-1368 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

* * *

Sincerely,

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft
Name:	Aaron P. Graft
Title:	President and Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz
Mark F. Veblen
Marshall P. Shaffer

Triumph Bancorp, Inc.
Adam D. Nelson
Senior Vice President and
General Counsel